

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

<u>Via E-mail</u>
Rudford Hamon
Chief Operating Officer
ID Perfumes, Inc.
1250 East Hallandale Beach Blvd., Suite 402
Hallandale, FL 33009

   Re: ID Perfumes, Inc.
     Registration Statement on Form 10
     Filed March 14, 2013
     File No. 000-52675

Dear Mr. Hamon:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Era Anagnosti

         for Pamela Long
         Assistant Director

cc: Jeffrey Klein (*via e-mail*)